[Third Point Management Company L.L.C.]


February 14, 2005

Mr. J. Brendan Barba
President, Chairman and CEO
AEP Industries Inc.
125 Phillips Avenue
South Hackensack, NJ 07606

Dear Mr. Barba:

Third Point LLC ("Third Point") advises certain funds that, in a privately negotiated transaction, recently acquired 2,000,000 shares of common stock of AEP Industries Inc. (the "Company") from Borden Holdings, LLC, a portfolio company of Apollo Management. As you may know, Third Point manages over $2.5 billion and has an outstanding long term track record in managing money and working constructively with management teams in creating value.

We look forward to working with management to help formulate the Company's operating, strategic and financial objectives. Needless to say, we see significant value in the business and potentially interesting applications of the Company's cash from operations as well as from the impending sale of its Australian assets. In addition, given the fragmented nature of the industry, and potential sales and restructuring of certain competitors, we also look forward to exploring with you on possible merger scenarios whether as acquirer or as target.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb